Exhibit E-8

Exhibit E-8

6 March 2003

Eidos plc
Half-year results

Eidos plc (“Eidos”), one of the world’s leading publishers and developers of entertainment software, announces its results for the six month period to 31 December 2002.

Financial Overview

For the six month period to:	31 December 2002		31 December 2001	[1]

Turnover	£88.9	m	£69.7	m
Total operating profit/(loss) before goodwill[2]	£5.4	m	£(0.6	)m
Profit/ (loss) before tax	£6.7	m	£(2.2	)m
EBITDA[2]	£6.5	m	£0.3	m
Exceptional items	£1.4	m	£4.4	m
EPS before goodwill	3.6	p	3.0	p
Basic EPS	3.2	p	(1.6	)p

1.	On 12 December 2001 Eidos announced that it was changing its year-end from March to June. Due to the change of year-end during the previous period, the comparative financial data for the six months to 31 December 2001 has been derived on a proforma basis and is unaudited.
2.	Pre-exceptional items. See also note 2, page 4.

Highlights for the six month period to 31 December 2002:

•	£5.4 million operating profit (pre goodwill and exceptionals) marks a return to profitability
•	Turnover for the period rises by 27.6% to £88.9 million
•	Seven new titles released with Hitman 2 and TimeSplitters 2 each selling in excess of one million units
•	Costs continue to be rigorously controlled
•	Strong cash position maintained
•	Further major franchise titles still to be released in the current financial year

Commenting on these results Michael McGarvey, Chief Executive Officer, said:

I am delighted to announce today interim operating profits pre goodwill and exceptionals of £5.4 million for the six months to 31 December 2002.

This return to operating profit marks an important stage in the turnaround programme that we first began at Eidos during 2001. Since then, we have worked hard to drive real and lasting improvements through our operations and to return the business to profitability. Prior to today’s announcement we have already reported on improving margins, reduced overheads and a strong cash position. These improvements continue to be displayed in our performance and today we are able to complete the picture by announcing operating profits that reflect the solid progress we have made to date. With both robust operating fundamentals and a portfolio of strong titles in place for future release, the Board believes that there is further opportunity to be realised in the business.

With Hitman 2 and TimeSplitters 2 each selling over one million units in the period on multiple platforms, we have demonstrated that we have the ability to create, develop and exploit a range of original and compelling franchise titles that will underpin our portfolio going forwards. Moreover, with further established titles such as Championship Manager 4 and Tomb Raider: The Angel of Darkness still to ship in this financial year, we continue to feel confident in our ability to build on these interim numbers and to meet current market expectations for the full year.

Exhibit E-8

CHAIRMAN’S STATEMENT

Turnover for the six month period to 31 December 2002 increased 27.6% to £88.9 million (2001: £69.7 million). Operating profits pre goodwill and exceptional charges were £5.4 million (2001: loss of £0.6 million). The profit per share excluding goodwill amortisation was 3.6p (2001: 3.0p); including goodwill amortisation it was 3.2p (2001: loss of 1.6p).

During the period we shipped seven new titles (2001: eleven) on multiple platforms with four games appearing on PlayStation 2, two on Xbox and two on GameCube. In particular, Hitman 2 (PlayStation 2, Xbox and PC CD) and TimeSplitters 2 (PlayStation 2, GameCube and Xbox) performed very strongly with sales in excess of one million units each in the period. Both titles reached No. 1 in the official charts across Europe. They also performed very well during the period in North America, which is reflected in an increased contribution to the Group’s turnover of 46.3% from our operations in that territory (2001: 26.5%).

In line with our expectations, the gross margin for the six months to 31 December 2002 was 51.3% compared to 59.2% for the corresponding period last year. This was due to a temporary shift in the sales mix towards externally developed console titles that have higher cost of goods and royalty charges. The Group did not experience any material impact on its margins resulting from price cutting by retailers in the run up to Christmas. For the full year, margins are expected to rise to a level close to that reported for the fifteen months to 30 June 2002.

Total operating expenses before goodwill fell to £42.9 million (2001: £43.4 million). Sales and marketing costs in the period were £15.0 million (2001: £11.1 million), reflecting the level of marketing and advertising activity required to support the Group’s new releases and significantly increased level of turnover. Improvements in the Group’s development process have meant that expenditure in new product development is now more focussed than in the past, with a greater emphasis being placed on original and Company owned intellectual property. Consequently, research and development expenditure in the period was £18.2 million (2001: £21.6 million) though this also reflects a number of timing differences, many of which are expected to reverse by the year-end. General and administrative costs for the period fell to £9.7 million (2001: £10.8 million) whilst the total fixed element of the Group’s operating expenses remained flat. Management remains committed to continuing to control its fixed cost base.

The reduction in the amortisation charge to £0.1 million (2001: £3.9 million) resulted from the goodwill relating to Crystal Dynamics, Inc., becoming fully amortised during the prior period. The remaining charge is in respect of the 2001 acquisition of Ion Storm.

The Group’s share of profits arising from the distribution activities of our Spanish joint venture partner, Proein, were £2.7 million for the six months (2001: £1.5 million). This increased level of trading reflects the quality of titles that were distributed by Proein in the period. Whilst a significant contribution from Proein is forecast for the full year, it is expected that its second half contribution will be materially lower than the first half.

Financing and Cashflow

The Group had net cash balances of £60.4 million at 31 December 2002 (2001: £43.2 million), which included £11.4 million that the Group received during the previous year following the submission of a claim to the Inland Revenue. As at 30 June 2002, the Group is carrying this sum within creditors: amounts falling due within one year and it will continue to do so until such time as a final agreement on the matter is reached with the Inland Revenue. The Group had cash balances of £49.0 million at 31 December 2002 excluding this sum.

Exhibit E-8

There was a positive cash flow in the period. The cash flow from operating activities for the period was largely neutral, with the effect of operating profits being off-set by the significant increase in trade debtors resulting from the strong trading in the run up to Christmas.

Exceptional items

The Group received a £1.4 million litigation settlement, net of costs, during the period in respect of its investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the twelve months to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection. It is not expected that any further sums will be received in relation to this matter.

Taxation

The Group recorded a tax charge of £2.3 million for the period. Included within this sum is £1.0 million in respect of the Group’s share of profits in its joint venture, Proein, as referred to above. The balance of the charge relates to the release of a deferred tax asset originally created in respect of losses incurred in a prior period. The availability of further tax losses within the Group means that the effective tax rate for the full year may well be below that experienced in the first half.

Dividends

No interim dividend has been paid or declared during the period (2001: £nil).

US GAAP Results

A reconciliation of our results for the period to US GAAP is included at the end of this release for US investors. The main differences between our UK and US GAAP reported results are in respect of the treatment of goodwill arising on acquisitions, accounting for joint venture companies, treasury stock, and revenue received in advance of services performed. Our UK GAAP results translated into dollars are available from Eidos upon request.

Current Trading and Future Prospects

The success of Hitman 2 and TimeSplitters 2, combined with the increased level of trading in our Spanish partner, Proein, has provided an excellent start to the year and allowed us to post strong interim profits.

During the second half of the year we will ship two of our most established franchise titles, Championship Manager 4 (PC CD) and Tomb Raider: The Angel of Darkness (PS2 and PC CD). These will be released by the end of March and early in the fourth quarter respectively. In addition, we have already launched Praetorians (PC CD); a new real-time strategy game based on the campaigns of Julius Caesar, from Pyro Studios, the developers of the highly successful Commandos franchise.

The changes we implemented in our publishing business have already yielded measurable results such as improved margins and reduced operating costs. The improvements we have made in our development business are also now coming to fruition. We believe that the success of Hitman 2 and TimeSplitters 2 can, at least in part, be attributed to the way in which these titles were managed through our improved development process which is now more highly geared towards selecting and delivering exciting, focus tested games that will appeal to both hard-core and more casual gamers.

Exhibit E-8

Looking forward over the coming months, other releases include the much anticipated titles Commandos III and Deus Ex II (both PC CD) in addition to new console titles such as Backyard Wrestling (PS2 and Xbox), The Italian Job (PS2, Xbox and GameCube), Soul Reaver 3 (PS2) and Spanx (PS2), the latter two coming from our own Crystal Dynamics studio.

The Board believes that the market for entertainment software has the ability to deliver strong growth over the medium term. Sales of the most successful hardware platforms for video games are set to grow significantly in the current calendar year. It also believes that this will drive growth in the software market for these platforms by up to 20% in Europe and by as much as 25% in the USA.*

The Board further believes that through the continued improvements in our development and publishing processes and by having an appropriate portfolio of titles in place, Eidos is well positioned to exploit fully the exciting opportunity that our market presents. Consequently, the Board is confident that current market expectations for this financial year will be met. Longer term, we believe that the Group’s prospects for delivering sustainable growth in profits and for translating this into enhanced shareholder value remain good.

John van Kuffeler	Mike McGarvey
Chairman	Chief Executive Officer

Contact:
Mike McGarvey, Chief Executive Officer:	020 8636 3000
Jonathan Glass or James Crampton, Brunswick:	020 7404 5959

Forward-looking Statements
Statements made in this release with respect to the Group’s plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation, general economic conditions in the Group’s markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group’s ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in periodic reports and filings with the Security and Exchange Commission. The Company undertakes no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events or otherwise.

All of the Company names and/or brands and/or product names referred to in the release are registered trademarks or trademarks pending registration in accordance with the relevant national laws worldwide. All rights reserved.

Notes:

1.	The interim financial information does not constitute statutory accounts as defined by Section 240 of the Companies Act. It has been prepared on the basis of the accounting policies set out in the Group’s 2002 statutory accounts Those accounts, on which the auditors issued an unqualified audit opinion, have been delivered to the Registrar of Companies.
2.	EBITDA is derived from the total operating profit from continuing operations of £4,814,000 (2001: loss of £6,962,000), adjusted for goodwill amortisation of £134,000 (2001: £3,859,000), joint ventures goodwill amortisation of £471,000 (2001: £2,460,000), other amortisation of £31,000 (2001: £nil) and depreciation of £1,086,000 (2001: £928,000).
3.	Total operating expenses before goodwill is derived from operating expenses of £43,065,000 (2001: £47,255,000) adjusted for goodwill amortisation of £134,000 (2001: £3,859,000).
* Source: Company estimates.

Exhibit E-8

EIDOS plc
Unaudited Consolidated Profit and Loss Account – UK GAAP

	Six months ended 31 December 2002 £000		Six months ended 31 December 2001 £000

Turnover: Group and share of joint ventures	102,167		75,912
Less: share of joint venture turnover	(13,228)		(6,194)

Turnover – continuing operations	88,939		69,718
Cost of goods sold	(43,281)		(28,441)

Gross profit	45,658		41,277
Selling and marketing	(14,965)		(11,066)
Research and development	(18,238)		(21,580)
General and administrative
Goodwill amortisation	(134)		(3,859)
Other	(9,728)		(10,750)

	(9,862)		(14,609)

Operating expenses	(43,065)		(47,255)

Group operating profit/(loss)	2,593		(5,978)
Share of operating profit of joint ventures	2,692		1,476
Joint ventures goodwill amortisation	(471)		(2,460)

Total operating profit/(loss) – continuing operations – before goodwill	5,419		(643)
Total amortisation of goodwill	(605)		(6,319)

Total operating profit/(loss) – continuing operations	4,814		(6,962)
Exceptional items	1,441		4,421

	6,255		(2,541)
Interest receivable and similar income	1,025		868
Interest payable and similar charges	(612)		(572)

Profit/(loss) on ordinary activities before tax	6,668		(2,245)
Tax on profit/(loss) on ordinary activities	(2,254)		–

Profit/(loss) for the financial period	4,414		(2,245)

Earnings per share before goodwill amortisation	3.6	p	3.0	p
Earnings/(loss) per share	3.2	p	(1.6	)p
Diluted earnings/(loss) per share	3.1	p	(1.6	)p

Notes:
1.	The earnings/(loss) per share is based on a weighted average number of ordinary shares in issue of 139,822,559 (2001: 137,418,294) for the six months ended 31 December 2002.
2.	In accordance with FRS14 – Earnings per share, the diluted loss per share for the period ended 31 December 2001 is equivalent to the basic earnings per share as any conversion of options would decrease the net loss per share.

Exhibit E-8

EIDOS plc
Unaudited Consolidated Balance Sheet - UK GAAP

	31 December 2002 £000	31 December 2001 £000
Fixed assets
Intangible assets	389	–
Tangible assets	4,832	4,545
Investments
Joint ventures – share of net assets	4,532	3,484
Joint ventures – goodwill	–	3,024
Other investments	246	1

Total Investments	4,778	6,509

Total fixed assets	9,999	11,054

Current assets
Stocks	4,439	3,239
Debtors
due within one year	29,129	38,978
due after one year	645	1,745
Cash at bank and in hand	60,412	43,226

Total current assets	94,625	87,188

Creditors: Amounts falling due within one year	(41,705)	(26,246)

Net current assets	52,920	60,942

Total assets less current liabilities	62,919	71,996

Creditors: Amounts falling due after more than one year	(956)	(2,726)

Provisions for liabilities and charges	(1,246)	–

Net assets	60,717	69,270

Capital and reserves
Called up share capital	2,798	2,792
Share premium account	138,235	137,873
Other reserves	707	707
Profit and loss account	(81,023)	(72,102)

Equity shareholders’ funds	60,717	69,270

Notes:
1.	Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.
2.	Eidos acquired a controlling interest in Ion Storm LP in July 2001. The fair value exercise associated with this acquisition was carried out during July 2002 and consequently the comparatives for the six months to 31 December 2001 do not include a full consolidation of Ion Storm’s results for that period.
3.	Included within Cash at bank and in hand is £11,400,000 (2001: £ nil) that relates to a claim submitted to the Inland Revenue. This claim remains subject to final agreement with the Inland Revenue.

Exhibit E-8

EIDOS plc
Unaudited Consolidated Cash Flow Statement – UK GAAP

	Six months ended 31 December 2002 £000	Six months ended 31 December 2001 £000

Net cash outflow from operating activities	(27)	(14,396)

Dividends from joint ventures and associates	–	647

Returns on investments and servicing of finance
Interest received	1,067	731
Interest and finance charges paid	(183)	(396)
Interest element of finance lease rentals	(17)	(35)

	867	300

Taxation
UK corporation tax repaid/(paid)	283	(183)
Foreign tax (paid)/repaid	(16)	4,420

	267	4,237

Capital expenditure and financial investment
Purchase of tangible fixed assets	(1,072)	(1,023)
Sale of tangible fixed assets	17	–
Proceeds from other investments	1,441	11,161

	386	10,138

Cash inflow before management of liquid resources and financing	1,493	926

Management of liquid resources
Decrease/(increase) in term deposits	7,207	(20,990)

Financing
Issue of ordinary share capital	130	52,664
Capital element of finance lease rental payments	(111)	(106)

	19	52,558

Increase in cash in the period	8,719	32,494

Notes:
1.	Net cash outflow from operating activities is derived from the Group operating profit of £2,593,000 (2001: loss of £5,978,000) adjusted for a profit on disposal of fixed assets of £38,000 (2001: £nil), depreciation of £1,086,000 (2001: £928,000), goodwill amortisation of £134,000 (2001: £3,859,000), other amortisation of £31,000 (2001: £nil) and an increase in working capital of £3,833,000 (2001: £13,205,000).

Exhibit E-8

Eidos plc Statistical Information for the Six months ended 31 December 2002

Geographical Revenue Mix
(Unaudited)

	31 December 2002		31 December 2001
	£000	% of Total	£000	% of Total
North America	41,218	46.3%	18,478	26.5%
UK/Europe	42,034	47.3%	47,131	67.6%
Rest of World	5,687	6.4%	4,109	5.9%

	88,939	100.0%	69,718	100.0%

Platform Revenue Mix (Games Revenue only)
(Unaudited)

	31 December 2002		31 December 2001
	£000	% of Total	£000	% of Total
Console	73,920	86.0%	35,624	53.9%
PC	12,014	14.0%	30,469	46.1%

	85,934	100.0%	66,093	100.0%

Exhibit E-8

EIDOS plc
Unaudited Consolidated Statements of Operations reconciled to US GAAP

	Six months ended December 31

Reconciliation to US GAAP	2002 £000		2001 £000

Net income /(loss) after tax (reported under UK GAAP)	4,414		(2,245)
Amortisation of goodwill – group	134		124
Amortisation of goodwill – associates	–		(158)
Full consolidation of joint venture	19		–
Revenue recognition	(976)		(938)

Net income/(loss) in accordance with US GAAP	3,591		(3,217)

Earnings/(loss) per share in accordance with US GAAP	2.6	p	(2.3	)p

Unaudited Consolidated Balance Sheets Reconciled to US GAAP

Reconciliation to US GAAP	December 31, 2002 £000	December 31, 2001 £000

Equity Shareholders’ funds (prepared under UK GAAP)	60,717	69,270
Investment in associates – net assets	–	204
Investment in associates – goodwill	7,114	7,114
Less amortisation	(7,114)	(7,079)

	–	239

Amortisation of goodwill – group	134	–
Exchange differences on goodwill	27	–
Full consolidation of joint venture company	19	–
Revenue recognition	(976)	(938)
Treasury Stock	(276)	–

	(1,072)	(938)

Shareholders’ funds in accordance with US GAAP	59,645	68,571

Notes:
1.	Treasury Stock relates to Ordinary shares in Eidos plc that the Company has purchased in the market and which are held in an offshore trust for the future benefit of certain members of senior management.

Exhibit E-8